UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Vyyo Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(CUSIP Number)

Tashia L. Rivard

General Counsel and Corporate Secretary

Vyyo Inc.

6625 The Corners Parkway, Suite 100

Norcross, GA 30092

Telephone (678) 282-8011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918458 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Davidi Gilo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,969,439

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,969,439

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,969,439

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.26%

14.	Type of Reporting Person (See Instructions) IN

The following statement on Schedule 13D (Amendment No. 14) (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Davidi Gilo.

Item 1.	Security and Issuer
This Statement relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092.
Item 2.	Identity and Background
(a) This Statement is being filed on behalf of Davidi Gilo.
(b) The business address of Davidi Gilo is 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092.
(c) Davidi Gilo’s principal employment is with the Issuer where he currently is the Chairman of the Board. The Issuer’s address is 6625 The Corners Parkway, Suite 100, Norcross, Georgia 30092.

(d)-(e)     Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gilo is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The Issuer has granted Mr. Gilo options to purchase shares of Common Stock, as previously disclosed in the Schedules 13D/A filed by Mr. Gilo on October 17, 2002; November 13, 2003; April 30, 2004; July 8, 2004; September 8, 2004; October 28, 2004; November 19, 2004; January 7, 2005; March 4, 2005; March 16, 2005; May 24, 2005; July 7, 2005 and February 5, 2007.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of the Issuer’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule 13D filed by Mr. Gilo on June 9, 2000 or the Schedules 13D/A filed by Mr. Gilo on October 17, 2002; November 13, 2003; April 30, 2004; July 8, 2004; October 28, 2004; November 19, 2004; January 7, 2005; March 4, 2005; March 16, 2005; May 24, 2005; July 7, 2005 and February 5, 2007.

Item 4.	Purpose of Transaction

This Statement is being filed (i) in connection with the June 12, 2007 transfer of 418,286 shares of the Issuer’s Common Stock for which a Form 4 was filed with the Securities and Exchange Commission on June 14, 2007; (ii) to report the expiration of the voting trust agreement between Mr. Gilo and the Winds of Change Foundation, Inc., whereby Mr. Gilo had the exclusive right to vote certain shares held by the foundation; (iii) in connection with the September 11, 2007 transfer of 75,000 shares of the Issuer’s Common Stock to a charitable foundation for which a Form 4 was filed with the Securities and Exchange Commission on September 12, 2007, and (iv) to provide updating information. Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time-to-time to acquire additional shares of the Issuer’s capital stock or to dispose of any shares of the Issuer’s capital stock on terms deemed appropriate by Davidi Gilo.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 4,969,439 shares of the Issuer’s Common Stock (calculated in accordance with Rule 13d-3(d)(1)). This number represents approximately 25.26% of the 19,669,800 shares of the Issuer’s Common Stock outstanding as of September 11, 2007, consisting of 18,569,800 shares, the number of shares of Common Stock outstanding on September 11, 2007, plus 1,100,000 shares that Mr. Gilo may acquire upon the exercise of stock options within 60 days of September 11, 2007 (considered to be outstanding as provided in Rule 13-3(d)(1)). Of the shares held by Mr. Gilo, (i) 3,187,480 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo is the sole trustee; (ii) 563,333 shares are held by Mr. Gilo individually; (iii) 1,100,000 shares are held by Mr. Gilo individually, consisting of options to purchase shares of Common Stock exercisable within 60 days of September 11, 2007; (iv) 5,420 shares are held by Harmony Management, Inc., of which Davidi Gilo and a trust for his benefit are the sole shareholders; (v) 18,206 shares are held by The Gilo Family Partnership, L.P., a California limited partnership of which Harmony Management, Inc. is the general partner and of which Mr. Gilo, Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, are the limited partners; and (vi) 95,000 shares are held by the Gilo Family Foundation, a California not-for-profit corporation of which Mr. Gilo is trustee.

(b)           Mr. Gilo has sole voting and dispositive power with respect to all of the 4,969,439 shares held by the Gilo Family Trust U/A/D 1/18/91; by Harmony Management, Inc.; by The Gilo Family Partnership, L.P.; by the Gilo Family Foundation and by Mr. Gilo individually.

(c)           On June 12, 2007, 418,286 shares of the Issuer’s stock held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo is the sole trustee, were transferred to Mr. Gilo’s ex-spouse pursuant to a domestic relations agreement, for which a Form 4 was filed with the Securities and Exchange Commission on June 14, 2007. On September 11, 2007, 75,000 shares of the Issuer’s stock held by Mr. Gilo individually were transferred to The Gilo Family Supporting Foundation, a charitable foundation, for which a Form 4 was filed with the Securities and Exchange Commission on September 12, 2007.

(d)           No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s Common Stock owned or sold by Davidi Gilo, except that Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, have certain rights as limited partners of the Gilo Family Partnership, L.P.  In addition, the Gilo Family Foundation is a California not-for-profit corporation and has sole rights to receive any such dividends or proceeds, which may be distributed by the foundation for certain charitable purposes only as permitted under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The voting trust agreement previously entered into between Mr. Gilo and Winds of Change Foundation, Inc., which granted Mr. Gilo the exclusive right to vote certain shares held by the foundation, is no longer in effect, thereby rescinding the voting rights previously granted to Mr. Gilo.

The terms of the marital settlement agreement entered into with Shamaya Gilo which provided Ms. Gilo with certain rights relating to shares of the Issuer’s Common Stock belonging to Mr. Gilo, have been satisfied in full.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2007
Date
/s/ Davidi Gilo
Signature
Davidi Gilo
Name/Title